From: wen.tsai (email) Date: Saturday, October 3, 2009

To: Board of DayStar Technologies, Inc.

Dear all,

Due to my recent work load, busy travel schedules and time zone differences, I would not be able to devote my time and an attention to Daystar needs at this critical period.

Therefore, I would like to have my resignation effective immediately.

Regards,

Wayne